Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 14, 2019, except as to Notes 2, 5, 6, 8, and 27, which are as of May 15, 2019, with respect to the consolidated balance sheets of Anadarko Petroleum Corporation and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, incorporated herein by reference to the Form 8-K of Occidental Petroleum Corporation dated August 1, 2019, and to the reference to our firm under the heading “Experts” in the prospectus. Our report on the consolidated financial statements refers to a change in the method of accounting for revenue recognition in 2018.

Houston, Texas
December 10, 2019